December 13, 2024

Eun (Angela) Nam
Chief Financial Officer and Chief Accounting Officer
FTAI Aviation Ltd.
415 West 13th Street, 7th Floor
New York, NY 10014

       Re: FTAI Aviation Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated November 27, 2024
           File No. 001-37386
Dear Eun (Angela) Nam:

        We have reviewed your November 27, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 5, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Financial Statements of FTAI Aviation Ltd.
Consolidated Balance Sheets, page 53

1. We read your response to prior comment 2. Please show us how your presentation will be revised.
Consolidated Statements of Operations, page 54

2. Please tell us in greater detail why no sales transactions of aircraft or engines after the third quarter of 2022 appear to have been accounted for under ASC 610-20, as discussed on page 62. In doing so, focus your response on your sales of previously leased long-lived assets (classified as leasing equipment) that have not been turned into inventory. Explain in detail how these previously leased long-lived assets are an
       "output" of your ordinary activities, when they were classified as leasing equipment
 December 13, 2024
Page 2

       and not inventory at the time of sale. Also, explain why sales of long-lived assets would be in the scope of ASC 606, rather than ASC 610-20. Discuss aircraft and engines separately. Use in any examples the aircraft and engine that was in the worst condition when sold.
Consolidated Statements of Cash Flows, page 58

3. We read your response to prior comment 5. You record the acquisition of leasing equipment as an investing cash outflow, the rental proceeds from these assets as an operating cash inflow and the sale of these assets as either an operating or investing cash inflow based upon the circumstances stated in your response. The primary focus of this comment is understanding why the acquisition of the leased assets are included as investing cash outflows. You say on page 62 that, due to a change in corporate strategy in 2022, the sale of aircraft and engines is now an output of your recurring, ordinary activities. Please provide us with the analysis you performed in concluding the expected predominant source of cash inflows from the acquired leasing equipment would be from leasing activities, rather than the later sale of these assets. In doing so, provide the analysis separately for (a) aircraft and (b) engines. Also, explain how the increased value upon the sale of acquired leasing equipment turned into new assets was factored into your assumptions related to the expected predominant source of cash inflows from the acquired leasing equipment. Refer to ASCs 230-10-45-22 and
       45-22A.
       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services